Exhibit 12

Exhibit IX — Opinion of the Fiscal Council of Vale S.A. dated 5/11/2017

LISTED COMPANY

CORPORATE TAX CODE (CNPJ) No. 33.592.510/0001-54

BOARD OF TRADE REGISTRATION (NIRE) No. 33.300.019.766

OPINION OF THE FISCAL COUNCIL

The Fiscal Council of VALE S.A. (“Company” or “Vale”), in accordance with the duties set forth in item III of Article 163 of the Brazilian Corporate Law (Law #6.404/1976), examined the proposal for the merger of Valepar S.A., private equity company, located at Avenida das Américas, 700, block 8, store 318, Barra da Tijuca, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled at Brazilian Taxpayer Registry (CPF/MF) #01.772.413 / 0001-57 (“Valepar”), into  Vale (“Merger”), including the Protocol and Justification of the Merger of Valepar S.A. into Vale S.A., to be entered into between the Vale and Valepar, containing the terms and conditions related to the Merger and the respective annexes: Annex I - Valuation appraisal report of Valepar, Annex II - Economic and Financial Valuation Reports, Annex III - New wording of Article 5, caput, of the Bylaws of VALE S.A. and Annex IV - New wording of the Bylaws of VALE S.A. Based on the documents and the information and clarifications received from the Company’s management, the undersigned members of the Fiscal Council hereby issue this Opinion that the proposed Merger is apt to be appraised by the Extraordinary Shareholders’ Meeting of Vale to be convened.

Rio de Janeiro, Mai 11th, 2017.

Marcelo Amaral Moraes	Eduardo Cesar Pasa
Chairman	Member

Marcus Vinícius Dias Severini	Raphael Manhães Martins
Member	Member

Robert Juenemann
Member